EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollar amounts in thousands)	2018	2017	2018	2017
Pretax income before adjustment for loss from unconsolidated subsidiaries	$137,194	$115,926	$237,384	$222,899
Add:
Fixed charges	14,938	12,582	38,742	32,816
Adjusted pretax income	$152,132	$128,508	$276,126	$255,715
Fixed charges:
Interest expense	$11,269	$9,534	$28,936	$25,058
Estimate of interest within rental expense	3,669	3,048	9,806	7,758
Total fixed charges	$14,938	$12,582	$38,742	$32,816
Ratio of earnings to fixed charges	10.2	10.2	7.1	7.8